UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            Cole National Corporation
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                    193290103
                                 (CUSIP Number)

                                 Mark S. Bergman
                  Paul, Weiss, Rifkind, Wharton & Garrison LLP
                          Alder Castle, 10 Noble Street
                                 London EC2V 7JU
                                 United Kingdom
                              +44 (0) 20 7367 1600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 12, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) or 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 193290103                                            Page 2 of 5 pages
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1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      HAL Holding N.V.
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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [_]
                                                                      (b)  [_]

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3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS

                      WC
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

                     Netherlands Antilles
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                        7     SOLE VOTING POWER

                                     - 0 -
  NUMBER OF             --------------------------------------------------------
   SHARES
 BENEFICALLY            8     SHARED VOTING POWER
   OWNED BY
 EACH REPORTING                      3,196,100
   PERSON               --------------------------------------------------------
    WITH                9     SOLE DISPOSITIVE POWER

                                     - 0 -
                       ---------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                     3,196,100
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,196,100
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                          [_]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     19.1% (1)
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

                     HC
--------------------------------------------------------------------------------


--------------------

(1) Based on 16,716,993 shares of common stock outstanding as of May 21, 2004 as reported in the issuer's Form 10-Q for the quarter ended May 1, 2004.

                                  SCHEDULE 13D

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CUSIP No. 193290103                                            Page 3 of 5 pages
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1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      HAL International N.V.
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [_]
                                                                      (b)  [_]

--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS

                      WC
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

                     Netherlands Antilles
--------------------------------------------------------------------------------

                        7     SOLE VOTING POWER

                                     - 0 -
  NUMBER OF             --------------------------------------------------------
   SHARES
 BENEFICALLY            8     SHARED VOTING POWER
   OWNED BY
 EACH REPORTING                      3,196,100
   PERSON               --------------------------------------------------------
    WITH                9     SOLE DISPOSITIVE POWER

                                     - 0 -
                       ---------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                     3,196,100
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,196,100
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                          [_]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     19.1% (2)
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

                     CO
--------------------------------------------------------------------------------


--------------------

(2) Based on 16,716,993 shares of common stock outstanding as of May 21, 2004 as reported in the issuer's Form 10-Q for the quarter ended May 1, 2004.

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CUSIP No. 193290103                                            Page 4 of 5 pages
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                         AMENDMENT NO. 3 TO SCHEDULE 13D

         This is Amendment No. 3 to the Schedule 13D filed by HAL Holding N.V. and HAL International N.V. with respect to the common stock, par value $.001 per share (the "Common Stock"), of Cole National Corporation (the "Issuer"), which was originally filed on June 15, 2001 and amended by Amendment No. 1 on April 15, 2004 and Amendment No. 2 on May 12, 2004. This Amendment No. 3 amends Items 4 and 6 of the Reporting Persons' Schedule 13D.

ITEM 4.       PURPOSE OF TRANSACTION

         Item 4 is hereby amended to add the following:

         On July 12, 2004, Moulin submitted a letter to the Issuer's Board setting forth its revised proposal to acquire the Issuer in a merger at a price of $25.00 per share in cash (the "Moulin Merger"). Moulin's proposal contemplates that HAL will provide a portion of the financing for the transaction, including by purchasing certain assets of the Issuer at the closing of the Moulin Merger. Although no agreement exists between Moulin and HAL, before sending its revised proposal to the Issuer, Moulin confirmed with HAL that HAL remained interested in acquiring the shares of Pearle Europe and Pearle, Inc. and the Cole Managed Vision business from the Issuer and, in that connection, would also be willing to assist in financing the transactions by lending a portion of the funds required by Moulin. HAL reviewed the revised proposal sent by Moulin to the Issuer and consented to the inclusion of the statements concerning HAL that were included in the revised proposal. Except as noted above, there is no agreement, understanding or arrangement between HAL and Moulin relating to the proposed transactions.

         Except as described above in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in Schedule 13D, Item 4, paragraph (a) through (j).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The information set forth above in Item 4 is incorporated in this Item 6 by reference as if fully set forth in this Item.

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CUSIP No. 193290103                                            Page 5 of 5 pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  July 14, 2004

                                             HAL HOLDING N.V.,
                                             A Netherlands Antilles Company


                                             By: /s/ Martijn van der Vorm
                                                 ------------------------------
                                                 Name:  Martijn van der Vorm
                                                 Title: Authorized Signatory



                                             HAL INTERNATIONAL N.V.,
                                             A Netherlands Antilles Company


                                             By: /s/ Martijn van der Vorm
                                                 ------------------------------
                                                 Name:  Martijn van der Vorm
                                                 Title: Managing Director